SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BVR Systems Wins the Frost & Sullivan Award for
Entrepreneurial Company of the year

ROSH HA’AYIN, Israel, November 20, 2006 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), announced today the award of Entrepreneurial Company of the year in the market of military training and simulation. The prize was granted in the “2006 Excellence in Aerospace & Defense Awards Banquet” which was held on November 16th 2006 at the Royal Aeronautical Society, in London, England.

Among the criteria that BVR met, according to Frost &Sullivan’s research team analysis:

—	The company must have identified a brand new and completely unique product solution.

—	The product solution must have significant market potential – at least $200 million – and a high probability of reaching its potential in the next 2-5 years.

—	Protection from competitors: patents, large product development lead time, strategic alliances with keycomponent suppliers, etc.

—	Strong plans for marketing: strategic alliances for distribution, relationships with key customers, voluminouspositive-press in the media, endorsements from industry experts, etc.

Frost & Sullivan’s award decision concluded that “Frost & Sullivan see BVR Systems as the most relevant recipient for the Entrepreneurial Company Award as BVR Systems presents a great potential for growth with its unique designed embedded systems and its marked willingness to expand and to remain the leaders in the area despite their relatively small size…"

BVR Systems’ Chairman of the Board, Mr. Aviv Tzidon, commented that “we are delighted to receive this acknowledgement of our unique and mature embedded training solution and our prospect to capitalize on it. The market reaction to our Embedded Virtual Avionics (EVA) product, complemented by such an esteemed organization reinforces our resolve to make the most of this opportunity while we plan our next generation of products.”

About BVR Systems

BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

About Frost & Sullivan

Frost & Sullivan, a global growth consulting company, has been partnering with clients to support the development of innovative strategies for more than 40 years. The company’s industry expertise integrates growth consulting, growth partnership services, and corporate management training to identify and develop opportunities. Frost & Sullivan serves an extensive clientele that includes Global 1000 companies, emerging companies, and the investment community by providing comprehensive industry coverage that reflects a unique global perspective and combines ongoing analysis of markets, technologies, econometrics, and demographics.

For more information, visit www.frost.com

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:

Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: November 20, 2006